



02021715

U.S. SECU... SION

FACING PAGE

ANNUAL AUDITED REPORT FORM X-17A-5 PART III	Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.

8- 48157

REPORT FOR THE PERIOD BEGINNING   1/01/01   AND ENDING   12/31/01

MM / DD / YY   MM / DD / YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

RECD S.E.C.

MAR 1 2002

605

Official Use Only

FIRM ID. NO.

KEVIN GALASSINI LIMITED PARTNERSHIP

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

440 S. LA SALLE ST., SUITE 2110

(No. and Street)

CHICAGO	ILLINOIS	60605
(City)	(State)	(Zip Code)

BRUCE SLOVITT

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(312) 362-3568

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

(Name -- if individual, state last, first, middle name)

WEISS & COMPANY LLP

PROCESSED

AUG 1 6 2002

THOMSON FINANCIAL

ONE NORTHFIELD PLAZA	NORTHFIELD	ILLINOIS	60093
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption.
See section 240.17a-5(e)(2).

SEC 1410 (11-78)



OATH OR AFFIRMATION

I, __BRUCE SLOVITT__, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __KEVIN J. GALASSINI LIMITED PTNRSHP__, as of __DECEMBER 31__ 19 _2001_ are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____


Signature

Title


Notary Public

OFFICIAL SEAL
ANNE LAURA NANFELDT
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:09/21/04

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page
- ☒ (b) Statement of Financial Condition
- ☒ (c) Statement of Income (loss)
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

KEVIN J. GALASSINI LIMITED PARTNERSHIP

FINANCIAL STATEMENTS

DECEMBER 31, 2001



WEISS & COMPANY LLP
Certified Public Accountants

NORTHFIELD • ILLINOIS

KEVIN J. GALASSINI LIMITED PARTNERSHIP

FINANCIAL STATEMENTS

DECEMBER 31, 2001

TABLE OF CONTENTS

JERRY WEISS (1936-1994)

FRANKLYN E. LEE
LAWRENCE B. BERKOWITZ
DANIEL A. FORTMAN
STEVEN C. GOLDBERG
LAWRENCE J. SEXAUER
MARK M. DUBINSKI

ANNE SEEFOR



WEISS & COMPANY LLP
Certified Public Accountants

ONE NORTHFIELD PLAZA • SUITE 400 • NORTHFIELD, ILLINOIS 60093-1266
TELEPHONE (847) 441-8800 • FAX (847) 441-6270
www.weisscpa.com

REPORT OF INDEPENDENT AUDITORS

The Partners
Kevin J. Galassini Limited Partnership

We have audited the accompanying statement of financial condition of Kevin J. Galassini Limited Partnership (an Illinois Limited Partnership) as of December 31, 2001, and the related statements of income, changes in partners' capital and cash flows, for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kevin J. Galassini Limited Partnership as of December 31, 2001, and the results of its operations, changes in partners' capital and its cash flows for year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying additional information on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such additional information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weiss & Company LLP
WEISS & COMPANY LLP

Northfield, Illinois
February 24, 2002

-1-

KEVIN J. GALASSINI LIMITED PARTNERSHIP

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Current assets:	
Receivable from broker	$ 3,457,485
Other receivable	6,221
Securities owned	
Marketable, at market value	137,739
Total current assets	3,601,445
Other assets:	
Other assets	10,000
Total assets	$ 3,611,445

LIABILITIES AND PARTNERS' CAPITAL

Current liabilities:	
Securities sold but not yet purchased, at market value	$ 337,404
Payable to broker	16,018
Total current liabilities	353,422
Partners' capital	3,258,023
Total liabilities and partners' capital	$ 3,611,445

The accompanying notes are an integral part of these financial statements.

KEVIN J. GALASSINI LIMITED PARTNERSHIP

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues:	
Investment gains	$ 1,141,576
Interest and dividend income	135,638
Total revenues	1,277,214
Expenses:	
Commissions	35,304
Interest expense	23,786
Exchange fees	32,325
Lease expense	48,010
Other operating expense	91,682
Total expenses	231,107
Net income	$ 1,046,107

The accompanying notes are an integral part of these financial statements.

KEVIN J. GALASSINI LIMITED PARTNERSHIP

STATEMENT OF CHANGES IN PARTNERS' CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2001

Balance, January 1, 2001	$ 2,338,355
Partner contributions	196,000
Partner distributions	(322,439)
Net income	1,046,107
Balance, December 31, 2001	$ 3,258,023

The accompanying notes are an integral part of these financial statements.

-4-

KEVIN J. GALASSINI LIMITED PARTNERSHIP

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities:	
Net income	$ 1,046,107
Adjustments to reconcile net income to net	
cash provided by operating activities:	
Increase in other receivables	(6,221)
Increase in receivable from broker	(787,367)
Decrease in securities owned	98,728
Decrease in securities sold but not yet purchased	(230,826)
Increase in payable to broker	16,018
Cash flows provided by operating activities	136,439
Cash flows from investing activities:	
Increase in other assets	(10,000)
Cash flows from financing activities:	
Partner contributions	196,000
Partner distributions	(322,439)
Cash flows used in financing activities	(126,439)
Net changes in cash and cash balance at December 31, 2001	$ 0
Supplemental disclosure of cash flow information:	
Interest paid	$ 23,786

The accompanying notes are an integral part of these financial statements.

KEVIN J. GALASSINI LIMITED PARTNERSHIP

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

Note 1 - Significant Accounting Policies

Kevin J. Galassini Limited Partnership (an Illinois Limited Partnership) is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Chicago Board Options Exchange. The Company trades securities for their own account.

Marketable Securities
Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the general partner. The resulting difference between cost and market (or fair value) is included in income.

Income Taxes
No provision is made in the accompanying balance sheet or provided for in the income statement for income taxes, since as a Partnership its income and losses are allocated and taxed to the individual partners. The Partnership is subject to state replacement income tax.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Note 2 - Capital Requirements

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Partnership had net capital of $3,038,812 and required net capital of $100,000.

KEVIN J. GALASSINI LIMITED PARTNERSHIP

NOTES TO FINANCIAL STATEMENTS
(CONTINUED)

DECEMBER 31, 2001

Note 3 - Securities Owned and Sold But Not Yet Purchased

Marketable securities owned and sold but not yet purchased consist of trading and investment securities at quoted market values, as illustrated below:

	Owned	Sold But Not Yet Purchased
Corporate stocks	$ 40,569	$ 35,019
Options	97,170	302,385
	$ 137,739	$ 337,404

Note 4 - Other Assets

During the year, the Company entered into a Joint Back Office (JBO) Clearing Agreement with First Options of Chicago, Inc. The Agreement allows JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T.

Note 5 - Related Parties

The general partner is entitled to receive a distribution of .2% of the Partnership capital as of the first day of each month.

Note 6 - Commitments

The Company leases a trading seat on a month to month basis. Lease expense was $48,010 for the year 2001.

BROKER OR DEALER:	kevin galassini lp	**as of:**	December 31, 2001

COMPUTATION OF NET CAPITAL

i. Total ownership equity from Statement of Financial Condition — $ 3,258,023 [3480]

'. Deduct ownership equity not allowable for net capital — 0 [3490]

i. Total ownership equity qualified for Net capital — 3,258,023 [3500]

:. Add:

    A. Liabilities subordinated to claims of general creditors allowable in computation in net capital — 0 [3520]

    B. Other (deductions) or allowable credits (List) — 0 [3525]

,. Total capital and allowable subordinated liabilities — $ 3,258,023 [3530]

i. Deductions and/or charges:

    A. Total non-allowable assets from Statement of Financial Condition

        (Notes B and C) — $ 10,000 [3540]

    B. Secured demand note deficiency — 0 [3590]

    C. Commodity futures contracts and spot commodities

        proprietary capital charges — 0 [3600]

    D. Other deductions and/or charges — 0 [3610] — (10,000) [3620]

'. Other additions and/or allowable credits (List) — 0 [3630]

i. Net Capital before haircuts on securities positions — $ 3,248,023 [3640]

-i. Haircuts on securities: (computed, where applicable,

pursuant to 15c3-1 (f)):

    A. Contractual securities commitments — 0 [3660]

    B. Subordinated securities borrowings — 0 [3670]

    C. Trading and investment securities:

        1. Exempted securities — 0 [3735]

        2. Debt securities — 0 [3733]

        3. Options — 0 [3730]

        4. Other securities — 209,211 [3734]

    D. Undue concentration — 0 [3650]

    E. Other (list) — 0 [3736] — (209,211) [3740]

i0. Net Capital — $ 3,038,812 [3750]

JERRY WEISS (1936-1994)

FRANKLYN E. LEE
LAWRENCE B. BERKOWITZ
DANIEL A. FORTMAN
STEVEN C. GOLDBERG
LAWRENCE J. SEXAUER
MARK M. DUBINSKI

ANNE SEEFOR



WEISS & COMPANY LLP
Certified Public Accountants

ONE NORTHFIELD PLAZA • SUITE 400 • NORTHFIELD, ILLINOIS 60093-1266
TELEPHONE (847) 441-8800 • FAX (847) 441-6270
www.weisscpa.com

Independent Auditors' Supplementary
Report on Internal Control

The Partners
Kevin J. Galassini Limited Partnership

In planning and performing our audit of the financial statements and supplemental schedule of Kevin J. Galassini Limited Partnership (the Partnership), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Weiss & Company LLP
WEISS & COMPANY LLP

Northfield, Illinois
February 24, 2002